

May 17, 2011

Via E-mail
Geoffrey Alison
President and Chief Executive Officer
Cyberspace Vita, Inc.
C/O Robert L. B. Diener, Esq.
Law Offices of Robert Diener
56 Laenani Street
Haiku Hawaii 96708

   **Re:** **Cyberspace Vita, Inc.**
      **Item 4.01 Form 8-K**
      **Filed May 12, 2011**
      **File No. 333-141929**

Dear Mr. Alison:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K Filed May 12, 2011

1.  We note your disclosure that the Board of Directors decided to engage Paritz & Co. and in conjunction therewith, the Company has dismissed its former accountant effective May 11, 2011.  Please confirm to us that the Board of Directors actually engaged Paritz Co. on May 11, 2011.  In addition, please state whether the decision to dismiss De Joya Griffith & Company, LLC was recommended or approved by any audit or similar committee of the board of directors, or the board of directors, if you have no such committee.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2.  Please revise the period during which there were no reportable events.  This period should include the two most recent fiscal years and any subsequent interim period through the date of dismissal.  Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

3.  Please file an updated letter from De Joya Griffith & Company, LLC as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions.  In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H.Thompson

William H. Thompson
Accounting Branch Chief